December 8, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:    Linda Cvrkel

Branch Chief

Division of Corporate Finance

Mail Stop 3561

Re:	Gaiam, Inc.

Form 10-K for the fiscal year ended December 31, 2009

File No. 000-27517

Dear Ms. Cvrkel:

This letter responds to your letter dated November 23, 2010 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing. Gaiam, Inc. (the “Company”, “we”, “us”, “our” or “Gaiam”) responses to the Staff’s comments follow the numbered comments contained in the November 23, 2010 letter, which we have reproduced below. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A Risk Factors, page 9

1.	We note your disclosure in the first paragraph of this section of “[t]hese risks and uncertainties include, but are not limited to, those risks described below of which we are presently aware.”All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

Company Response: In response to the Staff’s comment, we will revise future filings so that they do not refer to unknown or immaterial risks.

Our founder and chairman, Jirka Rysavy, controls us, page 11

2.	In future filings, please quantify what percentage of the voting stock that Mr. Rysavy holds.

Company Response: In response to the Staff’s comment, we will revise future filings to include the percentage of voting stock held by Mr. Rysavy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

3.	Please revise future filings to discuss and analyze net revenues and cost of goods sold (rather than gross profit) separately for each segment. Because gross profit is impacted by both net revenues and cost of goods sold, we believe a separate discussion of cost of goods sold results is appropriate.

Company Response: In response to the Staff’s comment, we will revise future filings to discuss and analyze net revenues and cost of goods sold separately for each segment.

Non-GAAP Financial Measures, page 23

4.	We note that your disclosures of Non-GAAP financial measures include a reconciliation of GAAP net loss to Non-GAAP net loss. In light of the fact that you present the adjustments net of tax, please revise future filings to disclose how the tax effect was calculated. Also, in light of your disclosure of Non-GAAP loss per share, please revise future filings to include disclosure of the reconciliation of Non-GAAP loss per share to the GAAP loss per share. See guidance in Questions 102.11 and 102.5 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures January 11, 2010.

Company Response: In response to the Staff’s comment, we will include in our Non-GAAP financial measures in future filings disclosures of how the tax effect was calculated and include disclosure of the reconciliation of Non-GAAP loss per share to the GAAP loss per share.

Audited Financial Statements

Statements of Operations, page 30

5.	We note from your disclosures in Note 13 and elsewhere in the filing, that the Solar segment, which includes solar energy integration businesses, contributes a significant amount of revenue and contribution margin to the consolidated entity in 2009. As it appears that this segment generates revenue from services, rather than from the sale of products, we believe that your statement of operations should be revised to present revenue and cost of goods sold separately for both products and services. Please revise future filings accordingly. See Rule 5-03 of Regulation S-X.

Company Response: In response to the Staff’s comment, we advise the Staff that the Solar segment derives that vast majority of its revenues and contribution margin from the sale of solar systems products (net sale of tangible products), rather than from the labor to install those products (revenue from services). The Solar segment’s revenues from services are less than 10% of our consolidated net revenues and, therefore, are combined with our net revenue (sales of tangible products).

Notes to the Financial Statements

General

6.	We note from your disclosure on page 11 that Jirka Rysavy, your founder and Chairman, holds 100% of your Class B common shares and 868,682 Class A common shares. The shares of Class B common stock are convertible into shares of Class A common stock at any time and each share of Class B common stock has ten votes per share, while each share of Class A common stock has one vote per share. As such, it appears that he is able to vote a majority of the stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50-6.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose Mr. Rysavy’s ability to cast a majority of the votes by Gaiam’s shareholders and his ability to control Gaiam.

Note 2, Significant Accounting Policies

Goodwill and Other Intangibles, page 35

7.	We note your disclosure that in 2008 you recorded a $3.7 million reduction to goodwill in the business segment due to a business disposition. Please explain to us the nature of the business disposition and tell us how you accounted for the disposition including how you determined the amount of goodwill that was allocated to the business that was disposed of. As part of your response, please tell us if any gain or loss on the disposition was recorded in the statement of operations.

Company Response: In response to the Staff’s comment, we advise the Staff that in 2008 we sold our investment in business publications that were acquired as part of a previous business acquisition and sold our 51% ownership in Gaiam Limited, our former UK subsidiary. As a result of these dispositions, we recorded an operating net gain of $0.2 million in our consolidated statement of operations. These businesses operated as stand-alone entities and were never integrated into the business goodwill reporting unit after their acquisitions, and thus the benefits of the acquired goodwill were never realized by the rest of the business reporting unit. Therefore, the amount of goodwill allocated to these businesses was based on the carrying amount of their goodwill at the time of the dispositions. We also refer the Staff to our previous disclosure of these transactions in Note 4, Mergers and Acquisitions, paragraph 8.

Revenues, page 36

8.	We note your disclosure that you had six and two solar energy integration contracts accounted for under the percentage-of-completion method as of December 31, 2009 and 2008, respectively. Please tell us and revise future filings to disclose the method used for measuring the extent of progress towards completion (e.g. cost to cost, labor hours). See guidance in ASC 605-35-50-2. Also, please tell us if you have any significant amounts of costs and recognized income not yet billed, or billings in excess of costs and recognized income. See ASC 605-35-45-3.

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose that we recognize revenue from our solar energy system installations equal to or greater than 110 kilowatts on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. Also, we advise the Staff that we did not have any significant amounts of costs and recognized income not yet billed, or billings in excess of costs and recognized income.

9.	We note from the disclosure included on page 36 that the Company recognizes revenue from fixed price contracts using either the completed contract or percentage-of-completion method, based on the energy size of the solar integration project. Please explain in further detail why the size of the solar energy integration project influences which method of revenue recognition is used. Please note that ASC 605-35-25-1 provides that the determination of which of the two methods is preferable should be based on a careful evaluation of the circumstances because the two methods should not be acceptable alternatives for the same circumstances. Furthermore, as outlined in ASC 605-35-25-57, the percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made, and the following conditions exist:

a)	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

b)	The buyer can be expected to satisfy all obligations under the contract.

c)	The contractor can be expected to perform all contractual obligations.

Your response should explain in detail why you believe it is not appropriate to utilize the percentage-of-completion method for certain of your contracts, including why these contracts do not meet the conditions outlined above. We may have further comment upon receipt of your response.

Company Response: In response to the Staff’s comment, we advise the Staff that there is a direct correlation between the size of the solar system integration projects and the time it takes to complete the work. Solar system integration projects that are less than 110 kilowatts are usually for residences and most take less than one week to complete. We use the completed contract method for these short-term contracts because the application of that method would not result in a materially different outcome from using the percentage-of-completion method. Additionally, we believe it is solar industry practice (we refer the Staff to Akeena Solar, Inc. d/b/d Westin) to employ the completed contract method for smaller solar system installation projects. Therefore, we do not believe the percentage-of-completion method is appropriate for smaller, short duration solar integration projects (less than 110 kilowatts). We refer the Staff to the guidance in ASC 605-35-25-90 through 25-93.

Note 4. Mergers and Acquisitions, page 38

10.	We note your disclosure that during 2009 you issued 25,000 shares of Class A common stock worth $64,000 and paid $1.5 million as contingent consideration for two of your 2007 acquisitions. Please tell us what this contingent consideration was based on (e.g., earnings, security price) and tell us how you accounted for this payment of contingent consideration. Also, tell us how you valued the stock issued in this transaction. If it was based on “fair value”, please tell us how you calculated or determined “fair value.”

Company Response: In response to the Staff’s comment, we advise the Staff that the issuance of 25,000 shares of Class A common and the $1.5 million in cash were negotiated settlements of contingent consideration based on earnings and the achievement of a certain membership threshold, respectively. The 25,000 shares of Class A stock, with a value of $64,000, was recorded as an operating expense because on or about the time of the settlement we had just fully impaired all goodwill related to that business. The $1.5 million contingent consideration settlement was related to a business that we had abandoned and thus was considered usual, but not infrequent, and, therefore, we recorded it as a non-operating expense. We valued the 25,000 Class A common shares based an approximate average of the closing price of our stock for the period beginning two days before and ending two days after the date of settlement.

11.	We note your disclosure that during the fourth quarter of 2009 you closed one of your insignificant, unprofitable direct to consumer businesses, resulting in a pre-tax deconsolidation loss of $1.8 million. In light of the significance of this loss to the statement of operations in 2009, please explain to us how you calculated or determined the amount of the loss recognized.

Company Response: In response to the Staff’s comment, we advise the Staff that $1.5 million of the $1.8 million loss was from a contingent consideration settlement explained above in our response to Question 10 and that the remaining $0.3 million represents the carrying value of this business’ net assets at the time of abandonment.

Note 11, Equity, page 43

12.	We note your disclosure that during 2009 and 2008 you issued shares of Class A common stock to your independent directors for services rendered and in 2009 you issued Class A common stock shares for consulting services. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on fair value of the shares issued, please explain how “fair value” was determined.

Company Response: In response to the staff’s comment, we advise the Staff and shall revise future filings to disclose that it is our consistent practice to value shares issued to independent directors at estimated fair value based on the closing price of our stock on the date the shares are issued to our independent directors, which by policy is the last trading day of each quarter in which the services were rendered. For the shares issued related to consulting services, we valued those shares at estimated fair value based on an approximate average of the closing price of our stock for the period beginning two days before and ending two days after the date that the terms of the consulting arrangement were agreed to by both parties.

Form 10-Q for the Quarter Ended September 30, 2010

Note 6, Mergers and Acquisitions

13.	We note your disclosure that on July 1, 2010 you increased your ownership interest in an existing equity investment and as a result, recognized a gain, representing the investment’s fair value immediately before acquiring control, of $1 million. Please explain to us the nature of this transaction including the amount paid to acquire the additional ownership interest and the percentage of your ownership interest both before and after the acquisition. Also, please provide us more details as to how the gain of $1 million was calculated or determined. See guidance in ASC 805-10-25-10.

Company Response: In response to the Staff’s comment, we advise the Staff that this business combination was achieved by contract alone and without the transfer of consideration. Prior to the business combination, we owned 50% of this business (but did not control it) and following the business combination, we owed 50.01% and obtained control of this business. Prior to this business combination, we accounted for our 50% ownership as an equity investment. Just prior to this business combination, the carrying value of our 50% investment was zero because the business had historically generated losses. Recent trends have indicated that the business has significant potential and thus, we desired a controlling interest in exchange for our agreement to provide more management oversight and working capital loans to further accelerate the growth of the business. We valued the business by using an equally-weighted combination of a traditional five-year discounted future cash flow plus terminal value calculation (income statement approach) and a multiples of comparable companies’ revenues and EBITDA model (market approach). Our valuation of the business excluded any projected benefits to be derived as a result of our enhanced post business combination assistance explained above. The $1 million gain represents 50% of the estimated fair value of this investment immediately prior to this business combination. We refer the Staff to the guidance in ASC 805-10-25-9 through 25-12.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 3

14.	In future filings, please briefly discuss the specific experience, qualifications, attributes or skills of each director on a director-by-director basis. Refer to item 401(e)(1) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to include information on a director-by-director basis.

15.	In future filings, please discuss whether your board of directors considers diversity in identifying nominees for director. Also, if your board of directors has a policy with regard to the consideration of diversity in identifying director nominees, describe how such policy is implemented, as well as how your board of directors assesses the effectiveness of such policy. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to address the board of directors’ consideration of diversity in identifying nominees for director. We advise the Staff that Gaiam does not have a nominating committee, and, as a result, Gaiam believes Item 407(c)(2)(vi) of Regulation S-K is not applicable to Gaiam’s filings.

Compensation Discussion and Analysis, page 8

16.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response: In response to the Staff’s comment, we advise the Staff that in preparing its definitive proxy statement, Gaiam reviewed its compensation policies and practices and concluded that disclosure under Item 402(s) of Regulation S-K concerning Gaiam’s compensation policies and practices for its employees was not necessary, as such policies and practices are not reasonably likely to have a material adverse effect on Gaiam.

In connection with Gaiam’s review, Gaiam inventoried and assessed its compensation plans applicable to all employees, including its named executive officers. This assessment evaluated the metrics, targets, performance payout range, scope, market alignment and elements of risk associated with these compensation plans. Factors considered in making this determination included, for example, the following:

•

The fundamental goals of Gaiam’s compensation programs are to achieve short-term and long-term corporate goals that enhance shareholder value and to support Gaiam’s corporate values by promoting internal equity and external competitiveness.

•

Gaiam does not offer significant short-term incentives that would reasonably be considered as motivating conduct that is not consistent with Gaiam’s long-term goals. Gaiam’s short-term incentive awards are generally formula based with achievement based on multiple metrics, intended to be complementary and counterbalancing, which, in Gaiam’s, reward performance without incentivizing inappropriate risk-taking.

•

Gaiam’s long-term incentive awards are intended to align the interests of Gaiam executives with those of shareholders by linking a meaningful portion of compensation to value creation over a multi-year period. For example, the time-based vesting over a five year period for stock option awards ensures that our employees’ interests align with those of our shareholders and mitigates incentive for short-term risk taking behavior.

•

Gaiam’s senior executives, including the named executive officers, own a significant percentage of Gaiam’s outstanding shares, which Gaiam views as aligning the interests of its executives and its shareholders and reducing the any potential adverse risk of compensation policies.

•	The nature of Gaiam’s business as a producer and marketer of lifestyle media and fitness accessories and the type of business decisions and associated risks made by our employees.

•	Gaiam periodically reviews its compensation programs.

•	Gaiam believes that its compensation plans are market competitive plans within the zone of good practice for Gaiam’s industry.

•	Gaiam’s compensation committee is comprised of directors determined by Gaiam’s board of directors to be independent under applicable stock exchange guidelines.

•

The compensation committee oversees risks arising from Gaiam’s compensation policies and practices and monitors Gaiam’s compensation structure and any potential to cause inappropriate risk-taking behavior.

•

The compensation committee is responsible for determining the goals and objectives, and making determinations on salary and bonus for Gaiam’s senior executives and for making all award decisions regarding equity-based compensation plans.

Elements of Our Compensation Program, page 9

Annual Incentive Bonus, page 9

17.	We note your disclosure that “[t]he total bonus award is determined according to the level of achievement of both the objective performance and individual performance goals.” In future filings, please include qualitative and quantitative disclosure regarding the determination of goals or targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide (on a supplemental basis) a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific goals or targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed goals or target levels or other factors.

Company Response: In response to the Staff’s comment, we will revise future filings to include additional qualitative and quantitative disclosure regarding the determination of goals or targets and the goals or targets actually reached.

Summary Compensation Table, page 10

18.	In future filings, please clarify that the amounts listed in the “Stock Awards” and “Option Awards” columns of the “Summary Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(c)(2)(v) and (c)(2)(vi) of Regulation S-K. Similarly revise your disclosure under the “Director Compensation Table,” at page 5. Refer to Items 402(k)(2)(iii) and (k)(2)(iv) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to clarify that the amounts listed in the “Stock Awards” and “Options Awards” columns of the “Summary Compensation” table and the “Director Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

19.	We note that Stephen J. Thomas was appointed as your Chief Accounting Officer in November of 2009. We also note that Mr. Thomas signed your Form 10-K for the fiscal year ended December 31, 2009 as your principal financial and accounting officer. In future filings, please include compensation information for all named executive officers. Refer to Item 402(a)(3) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will include compensation information for all named executive officers in all future filings.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3782.

Regards,

/s/ Stephen J. Thomas
Stephen J. Thomas
Chief Financial Officer